SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 7)*


                               AVESIS INCORPORATED
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   053650107
                                 --------------
                                 (CUSIP Number)


                  William L. Richter, Richter Investment Corp.
               450 Park Avenue, New York, NY 10022 (212) 421-6300


                                 with copies to:


               Joel H. Alperstein, Treasurer, Avesis Incorporated
                  10324 S. Dolfield Rd. Owings Mills, MD 21117
                                 (410) 581-8700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      (Continued on the following pages(s))

                                Page 1 of 7 Pages

-------------------                                            -----------------
CUSIP NO. 053650107               SCHEDULE 13D                 Page 2 of 7 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William L. Richter
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,909,360 (including shares shown on page 3 hereof)
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,909,360 (including shares shown on page 3 hereof)
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,909,360
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.0%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 053650107               SCHEDULE 13D                 Page 3 of 7 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richter Investment Corp.
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     769,630
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       769,630
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    769,630
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.7%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    ----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to Common Stock, $.01 par value, of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by:

     (a)  William  L.  Richter  and  Richter   Investment   Corp.,   a  Delaware
          corporation.

     (b) Filing person's address: Richter Investment Corp. 450 Park Avenue, 28th Floor, New York, NY 10022

     (c) William L. Richter is President of Richter Investment Corp., a holding company. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp. are set forth in Appendix 1 hereto and incorporated herein by this reference.

     (d) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Richter is a citizen of the United States.

                                Page 4 of 7 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 24, 2001, Mr. Richter purchased 45,000 shares of the Issuer's Common Stock, at a price of $0.50 per share, and 16,875 shares of the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a price of $3.75 per share. The total funds expended, $85,781.25, were from the personal funds of Mr. Richter.

ITEM 4. PURPOSE OF TRANSACTION.

     All of the Issuer's shares held by William L. Richter and Richter Investment Corp. and the persons listed in Appendix 1 are held for investment purposes only. Except as described above and acknowledging that Mr. Richter is the Co-Chairman (and a director) of the Issuer's Board of Directors, none of the above persons has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although such persons may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, each of such persons contemplates that such additional shares, if any, would also be purchased for investment purposes only. Statements as to the persons listed in Appendix 1 are made to the knowledge of the filing persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by William L. Richter is 1,909,360 and 23.0%, respectively (including the securities referred to in the next sentence). Richter Investment Corp. is the beneficial owner of 769,630 shares or 9.7% of Common Stock.

     (b) See Items 7 through 10 on the Cover  Pages of this  Amendment  No. 7 to
Schedule 13D.

     (c) The following transactions were effected since 60 days prior to the date of the event that requires filing of this statement:

          (i) On December 24, 2001, Mr. Richter purchased 45,000 shares of the Issuer's Common Stock, at a price of $0.50 per share, and 16,875 shares of the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A, at a price of $3.75 per share.

     (d) Not applicable.

     (e) Not applicable.

                                Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Richter and any other person with respect to any securities of the Company

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Stock Purchase Warrant issued to Richter & Co., Inc. dated March 18, 1993 for the purchase of 240,000 shares of the Issuer's Common Stock. *

     2. Stock Purchase Warrant issued to William L. Richter dated March 18, 1993 for the purchase of 160,000 shares of the Issuer's Common Stock. *

     3. Registration Rights Agreement dated March 18, 1993 among Avesis Incorporated, National Health Enterprises, Inc., Alan Cohn and Kenneth L. Blum, Jr. (as referred to in Section 8 of the above Warrants). *

     4. Certification of Joint Filing pursuant to Rule 13d-1(f). **

     5. Supplemental Agreement to the December 5, 1994 Investment Banking Agreement. ***

----------
* Incorporated by reference from Amendment No. 2 to Schedule 13D of the filing persons, dated March 18, 1993
** Incorporated by reference from Amendment No. 4 to Schedule 13D of the filing persons, dated November 29, 1994
*** Incorporated by reference from Amendment No. 5 to Schedule 13D of the filing persons, dated May 27, 1998

                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2002

                                        /s/ William L. Richter
                                        ----------------------------------------
                                        William L. Richter


                                        RICHTER INVESTMENT CORP.

                                    By: /s/ William L. Richter
                                        ----------------------------------------
                                        William L. Richter
                                        President

                                Page 7 of 7 Pages

                                   APPENDIX 1


1.   RICHTER INVESTMENT CORP.

     DIRECTORS

     Richard L. Rubin      36 The Crossings      Professor of Political Science
                           Purchase, NY 10577    and Public Policy at Swarthmore
                                                 College; President of the
                                                 Dedalus Foundation, Inc.;
                                                 engaged in various investments

     William L. Richter    450 Park Avenue       Chairman and President of
                           28th Floor            Richter Investment Corp.;
                           New York, NY 10022    Co-Chairman of Avesis
                                                 Incorporated, Vice-Chairman of
                                                 Rent-A-Wreck of America, Inc.;
                                                 Senior Managing Director of
                                                 Cerberus Capital Management,
                                                 L.P.

     EXECUTIVE OFFICER

     William L. Richter    450 Park Avenue       President
                           28th Floor
                           New York, NY 10022